UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 10)1

Farmer Bros. Co.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

307675108

(CUSIP Number)

CAROL LYNN FARMER WAITE

BRET A. MADOLE

CARRINGTON, COLEMAN, SLOMAN & BLUMENTHAL, LLP

901 Main Street, Suite 5500

Dallas, TX 75202

(214) 855-3034

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2019

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307675108	13D	Page 2 of 19

1	NAME OF REPORTING PERSON Carol L. Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 426,138
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 426,138
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 426,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307675108	13D	Page 3 of 19

1	NAME OF REPORTING PERSON 1964 Carol Lynn Farmer Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 246,646
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 246,646
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307675108	13D	Page 4 of 19

1	NAME OF REPORTING PERSON 1969 Carol Lynn Farmer Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,960
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 77,960
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307675108	13D	Page 5 of 19

1	NAME OF REPORTING PERSON 1972 Carol Lynn Farmer Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 24,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307675108	13D	Page 6 of 19

1	NAME OF REPORTING PERSON 1984 Jonathan Michael Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,030
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307675108	13D	Page 7 of 19

1	NAME OF REPORTING PERSON 1987 Roy F Farmer Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,930
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 65,930
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307675108	13D	Page 8 of 19

1	NAME OF REPORTING PERSON 1988 Roy F Farmer Trust I*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Transactions (defined in Item 4) set forth herein, no shares of the Company’s (defined in Item 3) common stock are held by the 1988 Roy F Farmer Trust I as of the filing of this Amendment No. 10.

CUSIP No. 307675108	13D	Page 9 of 19

1	NAME OF REPORTING PERSON Farmer Insurance Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 242,690
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 242,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307675108	13D	Page 10 of 19

1	NAME OF REPORTING PERSON 2012 Grossman Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 387,986
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 387,986
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307675108	13D	Page 11 of 19

1	NAME OF REPORTING PERSON Carol Lynn Farmer Waite
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,228,690
	8	SHARED VOTING POWER 248,720
	9	SOLE DISPOSITIVE POWER 1,228,690
	10	SHARED DISPOSITIVE POWER 248,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,477,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 307675108	13D	Page 12 of 19

The following constitutes Amendment No. 10 to the Schedule 13D filed on behalf of Carol Lynn Farmer Waite (this “Amendment No. 10”). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Carol Lynn Farmer Waite
(ii)	Carol L. Waite Trust
(iii)	1964 Carol Lynn Farmer Waite Trust
(iv)	1969 Carol Lynn Farmer Waite Trust
(v)	1972 Carol Lynn Farmer Waite Trust
(vi)	1984 Jonathan Michael Waite Trust
(vii)	1987 Roy F Farmer Trust I
(viii)	1988 Roy F Farmer Trust I
(ix)	Farmer Insurance Trust
(x)	2012 Grossman Irrevocable Trust

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. The foregoing Trusts are referred to collectively as the “Farmer Trusts”.

(b) The address of the principal office of each Reporting Person is c/o Carrington, Coleman, Sloman & Blumenthal, LLP, 901 Main Street, Suite 5500, Dallas, Texas 75202, Attn: Brett A. Madole.

(c) The principal business of the Farmer Trusts is serving family investment planning purposes. The principal occupation of Carol Lynn Farmer Waite is retired elementary school teacher.

(d) No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the Reporting Persons is California.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Carol Lynn Farmer Waite, as either sole or co-trustee of the Farmer Trusts, is the indirect beneficial owner of 1,477,410 shares of Farmer Bros. Co. (the “Company”) common stock. The shares beneficially owned by Carol Lynn Farmer Waite were transferred to each respective Farmer Trust in accordance with trust instruments to successor trustees and beneficiaries under various family trusts. Accordingly, no shares were purchased by the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

CUSIP No. 307675108	13D	Page 13 of 19

The transactions giving rise to the filing of this Amendment No. 10 were the sales of the Company’s common stock made by Carol Lynn Farmer Waite, as trustee of the Farmer Trusts, in open market transactions and at prevailing market prices (the “Transactions”). As a result of the Transactions, Carol Lynn Farmer Waite’s beneficial ownership, as indirect beneficial owner of the Company’s common stock held by the Farmer Trusts, has materially decreased. The Transactions, each occurring subsequent to the filing of Amendment No. 9 to Reporting Persons’ Schedule 13D (“Amendment No. 9”), are set forth in more detail on Schedule I, attached hereto.

Other than as described herein, no Reporting Person has any plans or proposals that would relate to, or could result in, any of the matters set forth in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons reserve the right to increase or decrease their respective positions in the Company through, among other things, the purchase or sale of securities of the Company on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of the Company’s common stock reported owned by each person named herein is based upon 16,977,701 shares of the Company’s common stock outstanding as of November 8, 2018, which is the total number of shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2018.

A.	Carol L. Waite Trust

(a)	As of January 24, 2019, the Carol L. Waite Trust beneficially owned 426,138 shares of the Company’s common stock.

Percentage: 2.5%

(b)	1. Sole power to vote or direct vote: 426,138

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 426,138

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above and Schedule I, attached hereto, for a description of the Transactions in the shares of the Company’s common stock since the filing of Amendment No. 9.

B.	1964 Carol Lynn Farmer Waite Trust

(a)	As of January 24, 2019, the 1964 Carol Lynn Farmer Waite Trust beneficially owned 246,646 shares of the Company’s common stock.

Percentage: 1.4%

(b)	1. Sole power to vote or direct vote: 246,646

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 246,646

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above and Schedule I, attached hereto, for a description of the Transactions in the shares of the Company’s common stock since the filing of Amendment No. 9.

CUSIP No. 307675108	13D	Page 14 of 19

C.	1969 Carol Lynn Farmer Waite Trust

(a)	As of January 24, 2019, the 1969 Carol Lynn Farmer Waite Trust beneficially owned 77,960 shares of the Company’s common stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 77,960

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 77,960

4. Shared power to dispose or direct the disposition: 0

(c)	The 1969 Carol Lynn Farmer Waite Trust has not entered into any transactions in the shares of the Company’s common stock since the filing of Amendment No. 9.

D.	1972 Carol Lynn Farmer Waite Trust

(a)	As of January 24, 2019, the 1972 Carol Lynn Farmer Waite Trust beneficially owned 24,000 shares of the Company’s common stock.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 24,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 24,000

4. Shared power to dispose or direct the disposition: 0

(c)	The 1972 Carol Lynn Farmer Waite Trust has not entered into any transactions in the shares of the Company’s common stock since the filing of Amendment No. 9.

E.	1984 Jonathan Michael Waite Trust

(a)	As of January 24, 2019, the 1984 Jonathan Michael Waite Trust beneficially owned 6,030 shares of the Company’s common Stock.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 6,030

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 6,030

(c)	The 1984 Jonathan Michael Waite Trust has not entered into any transactions in the shares of the Company’s common stock since the filing of Amendment No. 9.

F.	1987 Roy F Farmer Trust I

(a)	As of January 24, 2019, the 1987 Roy F Farmer Trust I beneficially owned 65,930 shares of the Company’s common stock.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 65,930

CUSIP No. 307675108	13D	Page 15 of 19

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 65,930

4. Shared power to dispose or direct the disposition: 0

(c)	The 1987 Roy F Farmer Trust I has not entered into any transactions in the shares of the Company’s common stock since the filing of Amendment No. 9.

G.	1988 Roy F Farmer Trust I

(a)	As of January 24, 2019, the 1988 Roy F Farmer Trust I beneficially owned 0 shares of the Company’s common stock.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above and Schedule I, attached hereto, for a description of the Transactions in the shares of the Company’s common stock since the filing of Amendment No. 9.

H.	Farmer Insurance Trust

(a)	As of January 24, 2019, the Farmer Insurance Trust beneficially owned 242,690 shares of the Company’s common stock.

Percentage: 1.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 242,690

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 242,690

(c)	See Item 4, above and Schedule I, attached hereto, for a description of the Transactions in the shares of the Company’s common stock since the filing of Amendment No. 9.

I.	2012 Grossman Irrevocable Trust

(a)	As of January 24, 2019, the 2012 Grossman Irrevocable Trust beneficially owned 387,986 shares of the Company’s common stock.

Percentage: 2.2%

(b)	1. Sole power to vote or direct vote: 387,986

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 387,986

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above and Schedule I, attached hereto, for a description of the Transactions in the shares of the Company’s common stock since the filing of Amendment No. 9.

J.	Carol Lynn Farmer Waite

(a)	Carol Lynn Farmer Waite, as a co-trustee of each of the Farmer Insurance Trust and 1984 Jonathan Michael Waite Trust, and as sole trustee of the Carol L. Waite Trust, 1964 Carol Lynn Farmer Waite Trust, 1969 Carol Lynn Farmer Waite Trust, 1972 Carol Lynn Farmer Waite Trust, 1987 Roy F Farmer Trust I, 1988 Roy F Farmer Trust I, and 2012 Grossman Irrevocable Trust, may be deemed to beneficially own the shares of the Company’s common stock held directly by such Reporting Persons. As of January 5, 2018, Carol Lynn Farmer Waite may be deemed to beneficially own 1,477,410 shares of the Company’s common stock.

CUSIP No. 307675108	13D	Page 16 of 19

Percentage: 8.7%

(b)	1. Sole power to vote or direct vote: 1,228,690

2. Shared power to vote or direct vote: 248,720

3. Sole power to dispose or direct the disposition: 1,228,690

4. Shared power to dispose or direct the disposition: 248,720

(c)	See Item 4, above and Schedule I, attached hereto, for a description of the Transactions in the shares of the Company’s common stock since the filing of Amendment No. 9.

Each of the Reporting Persons, as a member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of the Company’s common stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his, her, or its pecuniary interest therein.

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

A Power of Attorney authorizing Bret A. Madole to act on behalf of Carol Lynn Farmer Waite as described herein has been filed as Exhibit 24.1 to this Amendment No. 10.

CUSIP No. 307675108	13D	Page 17 of 19

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2018

/s/ Bret A. Madole
BRET A. MADOLE

as Attorney-in-Fact for Carol Lynn Farmer

Waite, in her individual capacity and as

trustee, as applicable, of the following

Farmer Trusts:

Carol Lynn Farmer Waite

Carol L. Waite Trust

1964 Carol Lynn Farmer Waite Trust

1969 Carol Lynn Farmer Waite Trust

1972 Carol Lynn Farmer Waite Trust

1984 Jonathan Michael Waite Trust

1987 Roy F Farmer Trust I

1988 Roy F Farmer Trust I

Farmer Insurance Trust

2012 Grossman Irrevocable Trust

CUSIP No. 307675108	13D	Page 18 of 19

SCHEDULE I

Reporting Person	Transaction Date	Number of Shares Sold	Price Per Share
Carol L. Waite Trust	07/05/2018	4,100	$31.2189
Carol L. Waite Trust	07/06/2018	3,302	$31.0136
Carol L. Waite Trust	07/13/2018	105	$30.0048
Carol L. Waite Trust	07/13/2018	1,700	$29.8706
Carol L. Waite Trust	07/18/2018	4,808	$28.0751
Carol L. Waite Trust	07/19/2018	8,422	$28.0523
Carol L. Waite Trust	07/20/2018	1,749	$28.0257
Carol L. Waite Trust	07/24/2018	5,000	$27.1168
Carol L. Waite Trust	07/25/2018	10,000	$27.5924
Carol L. Waite Trust	07/26/2018	2,447	$29.1519
Carol L. Waite Trust	10/24/2018	5,000	$25.5428
Carol L. Waite Trust	11/08/2018	4,700	$25.4619
Farmer Insurance Trust	11/08/2018	15,000	$24.9608
1964 Carol Lynn Farmer Waite Trust	11/08/2018	1,000	$25.5300
1964 Carol Lynn Farmer Waite Trust	11/09/2018	2,500	$25.0000
1964 Carol Lynn Farmer Waite Trust	11/09/2018	7,741	$25.0700
2012 Grossman Irrevocable Trust	11/09/2018	2,500	$25.0000
2012 Grossman Irrevocable Trust	11/09/2018	12,902	$25.0700
Carol L. Waite Trust	11/09/2018	10,300	$25.0023
2012 Grossman Irrevocable Trust	11/12/2018	5,558	$25.0500
1964 Carol Lynn Farmer Waite Trust	11/12/2018	4,183	$25.0600
1964 Carol Lynn Farmer Waite Trust	11/13/2018	100	$25.0000
2012 Grossman Irrevocable Trust	11/13/2018	6,782	$25.0500
Farmer Insurance Trust	11/13/2018	298	$25.0000
Carol L. Waite Trust	11/13/2018	300	$25.0000
1964 Carol Lynn Farmer Waite Trust	11/16/2018	1,830	$24.2500
1964 Carol Lynn Farmer Waite Trust	11/20/2018	13,164	$24.3100
1964 Carol Lynn Farmer Waite Trust	11/20/2018	2,646	$24.2500
Farmer Insurance Trust	11/20/2018	19,980	$24.3100
1964 Carol Lynn Farmer Waite Trust	11/21/2018	1,800	$24.2500
1964 Carol Lynn Farmer Waite Trust	11/23/2018	5,036	$24.2500
1964 Carol Lynn Farmer Waite Trust	11/26/2018	5,866	$24.5100
Farmer Insurance Trust	11/26/2018	10,020	$24.5178
Carol L. Waite Trust	11/27/2018	1,300	$24.5392
Carol L. Waite Trust	11/28/2018	7,657	$24.5620
1964 Carol Lynn Farmer Waite Trust	11/28/2018	12,134	$24.5800
1964 Carol Lynn Farmer Waite Trust	11/28/2018	2,000	$24.5500
1964 Carol Lynn Farmer Waite Trust	11/29/2018	2,000	$24.5000
1964 Carol Lynn Farmer Waite Trust	11/29/2018	2,204	$24.5200
Farmer Insurance Trust	11/29/2018	4,576	$24.5395
Farmer Insurance Trust	11/30/2018	595	$24.5250
1964 Carol Lynn Farmer Waite Trust	11/30/2018	2,000	$24.5000
1964 Carol Lynn Farmer Waite Trust	12/03/2018	2,000	$24.5000
Farmer Insurance Trust	12/03/2018	9,399	$24.5156
Farmer Insurance Trust	12/04/2018	100	$24.5000
1964 Carol Lynn Farmer Waite Trust	12/04/2018	2,100	$24.5000
1988 Roy F Farmer Trust I	12/04/2018	4,287	$24.5000
1988 Roy F Farmer Trust I	12/06/2018	1,773	$24.5000
1964 Carol Lynn Farmer Waite Trust	12/06/2018	2,300	$25.1000

CUSIP No. 307675108	13D	Page 19 of 19

1964 Carol Lynn Farmer Waite Trust	12/06/2018	2,500	$24.5000
2012 Grossman Irrevocable Trust	12/06/2018	2,258	$25.0000
Farmer Insurance Trust	12/06/2018	500	$25.0400
Carol L. Waite Trust	12/06/2018	673	$24.0500